UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D. C. 20549

                                     FORM 3

                  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
            Section 17(a) of the Public Utility Holding Company Act of 1935 or
                   Section 30(f) of the Investment Company Act of 1940

1.    Name and Address of Reporting Person

     Burke                            Frank                               M.
    (Last)                           (First)                            (Middle)

        5500 Preston Road, Suite 315
                                            (Street)

        Dallas                     Texas                           75205
        (City)                     (State)                         (Zip)

2.    Date of Event Requiring Statement (Month/Day/Year)

                                    09/07/00

3.    IRS or Social Security Number of Reporting Person (Voluntary)


4.    Issuer Name and Ticket or Trading Symbol

                              Arch Coal, Inc. (ACI)

5.    Relationship of Reporting Person to Issuer (Check all applicable)

        [  X ]  Director                    [     ]  10% Owner
        [    ]  Officer (give title below)  [     ]  Other (specify below)


6.    If Amendment, Date of Original  (Month/Day/Year)


7.    Individual or Joint/Group Filing (Check applicable line)

      [  X  ]     Form filed by One Reporting Person


      [     ]     Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

 1. Title of Security  2. Amount of           3. Ownership Form:   4. Nature of
    (Instr. 4)            Securities             Direct (D) or        Indirect
                          Beneficially Owned     Indirect (I)         Beneficial
                          (Instr. 4)             (Instr. 5)           Ownership
                                                                      (Instr. 5)
Common Stock              30,000                     D
Common Stock              20,000                     I                 *By Ltd.


* Mr. Burke is Managing General Partner and owns 50% of capital.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.




                 Table II - Derivative Securities Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

       1. Title of Derivative Security (Instr. 4)       2. Date Exercisable and Expiration Date
                                                       (Month/Day/Year)
                                                        Date Exercisable      Expiration Date

       No securities beneficially owned


---------------------------------------------------------------------------------------------


        3.   Title and Amount of Securities  4.  Conversion    5.  Ownership      6.  Nature of
             Underlying Derivative Security      or Exercise       Form of            Indirect
             (Instr. 4)                          Price of          Derivative         Beneficial
                                                 Derivative        Security:          Ownership
                                                 Security          Direct (D)         (Instr. 5)
              Title        Amount or Number                        Or Indirect
                              of Shares                           (I)
                                                                  (Instr. 5)




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Explanation of Responses:



 ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


Note: File three copies of this Form, one of which must be manually signed. if space provided is insufficient, see Instruction 6 for procedure.



/s/ Rosemary L. Klein                                    September 14th, 2000
**Signature of Reporting Person                          Date
(on behalf of Frank M. Burke)

                         POWER OF ATTORNEY

     The undersigned appoints the following individuals, with full power to each of them to act alone, as its true and lawful attorneys-in-fact and agents to execute and file on behalf of the undersigned all Forms 3, 4 and 5, and any amendments thereto, that the undersigned may be required to file with the Securities and Exchange Commission, and any stock exchange or similar authority, as a result of the undersigned's ownership of or transactions in securities of Arch Coal, Inc. The authority of the following individuals under this Power of Attorney shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to the undersigned's ownership of or transactions in securities of Arch Coal, Inc., unless earlier revoked in writing. The undersigned acknowledges that the following individuals are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

      The following Officers of Arch Coal, Inc.:
            Secretary of the Corporation
            Assistant Secretary of the Corporation
            General Counsel of the Corporation

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 8th day of September, 2000.



                                    /s/ Frank M. Burke
                                    Frank M. Burke